FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 3, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' press release announcing that has filed Annual Report 2011 and convened General Meetings of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Files Annual Report 2011 and Convenes General Meetings of Shareholders

Luxembourg, March 30, 2012 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) filed today with its securities regulators its annual report for the year ended December 31, 2011. Tenaris also published the convening notice to the Annual General Meeting of Shareholders that will be held at Tenaris’s registered office located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg on May 2, 2012, at 11:00 a.m. (Luxembourg time) and the Extraordinary General Meeting of Shareholders that will be held immediately thereafter. The annual report and the convening notice (including the agendas for both meetings) can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu. In addition, these documents, together with the proxy materials for the meetings, may be obtained free of charge from Tenaris’s website at www.tenaris.com/investors, at the Company’s registered office in Luxembourg, or upon request (by calling +352 26-47-89-78, +1-800-555-2470, or +1-267-468-0786 or sending an electronic message to the following electronic address: investors@tenaris.com).

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.